SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Superior Galleries, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

868165 10 1

(CUSIP Number)

Robert A. Kramer

Legal Department

5050 Westheimer

Houston, Texas 77056

(713) 964-5143

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

CUSIP No. 868165 10 1	SCHEDULE 13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stanford Venture Capital Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,916,667(1) 8 SHARED VOTING POWER 3,916,667(1) 9 SOLE DISPOSITIVE POWER 3,916,667 (1) 10 SHARED DISPOSITIVE POWER 3,916,667(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,916,667 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.3%
14	TYPE OF REPORTING PERSON CO

(1)	Includes 1,500,000 shares of common stock issuable upon the conversion of Series B Preferred Stock, 1,666,667 shares of common stock issuable upon the conversion of Series D Preferred Stock, all of which are currently convertible within the next 60 days.

CUSIP No. 868165 10 1	SCHEDULE 13D	Page 3 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) R. Allen Stanford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Antigua

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 4,333,334 (1) 8 SHARED VOTING POWER 4,333,334 (1) 9 SOLE DISPOSITIVE POWER 4,333,334 (1) 10 SHARED DISPOSITIVE POWER 4,333,334 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,333,334 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.3%
14	TYPE OF REPORTING PERSON IN

(1)	Includes 1,500,000 shares of common stock issuable upon the conversion of Series B Preferred Stock, 1,666,667 shares of common stock issuable upon the conversion of Series D Preferred Stock, and 416,667 shares of common stock issuable upon the conversion of Series E Preferred Stock, all of which are currently convertible within the next 60 days.

CUSIP No. 868165 10 1	SCHEDULE 13D	Page 4 of 7

This Amendment No. 2 to Schedule 13D (“Amendment”) amends the Schedule 13D (“Original Schedule 13D”) filed by Stanford Venture Capital Holdings, Inc., a Delaware corporation (“SVC”), and R. Allen Stanford, a citizen of the United States and Antigua (“Stanford”; collectively with SVC, the “Reporting Persons”), on May 22, 2002.

Item 1. Security and Issuer

Series E $1.00 Convertible Preferred Stock (“Series E Preferred Stock”) of Superior Galleries, Inc. (“Issuer”), 9478 West Olympic Boulevard, Beverly Hills, CA 90212.

Item 2. Identity and Background.

This statement is filed on behalf of Stanford Venture Capital Holdings, Inc., a Delaware corporation, or SVC, and R. Allen Stanford a citizen of the United States and Antigua, or Stanford. SVC and Stanford are sometimes collectively referred to as Reporting Persons. The business address of Reporting Persons is 5050 Westheimer, Houston, Texas 77056. Stanford is a director and sole stockholder of SVC. SVC provides investment capital and other funding to companies across various industries.

During the past five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither Reporting Person has been a party to a civil proceeding that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended to reflect the information contained in Item 4 below regarding the source and amount of funds or other consideration involved in the transactions described in this Amendment.

Item 4. Purpose of Transaction.

Item 4 is supplemented to reflect the occurrence of the following:

As of March 29, 2005, Stanford International Bank Limited (“SIBL”), which is an affiliate of SVC that is 100% owned by Stanford International Bank Holdings Limited (“SIB Holdings”) and which, in turn, is 100% owned by Stanford, purchased 2,500,000 shares of newly created Series E Preferred Stock for an aggregate purchase price of $2,500,000, pursuant to a Series E Stock Purchase Agreement (“Purchase Agreement”) among the Issuer, SIBL and Stanford Financial Group Company (“Stanford Financial”), also an affiliate of SVC and SIBL which is 100% owned by Stanford. Each share of the Series E Preferred Stock has a stated value of one dollar ($1.00) (the “Stated Value”). At the option of the holder any time after issuance, each share of Series E Preferred Stock is convertible into a certain number of shares of Common Stock of the Issuer, to be calculated by dividing the Stated Value by $6.00, subject to certain anti-dilution adjustments. Each share of the Series E Preferred Stock is entitled to vote on all matters requiring a vote of the stockholders and shall be entitled to the number of votes equal to the number of shares of Common Stock such shares of Series E Preferred Stock would be convertible into at the time of such voting.

The Purchase Agreement closed on March 31, 2005. On that date, in payment of the purchase price for the Series E Preferred Stock, SIBL cancelled the obligation of the Issuer to repay $2,500,000 to SIBL pursuant to that certain Commercial Loan and Security Agreement dated October 1, 2003, originally between the Issuer and Stanford Financial, which is SIBL’s predecessor in interest by assignment.

CUSIP No. 868165 10 1	SCHEDULE 13D	Page 5 of 7

The Issuer and SIBL also entered into a Registration Rights Agreement whereby the Issuer agreed to prepare and file with the Securities Exchange Commission, no later than March 31, 2006, a registration statement so as to permit a public resale of designated securities of the Issuer (including the shares of common stock issuable upon conversion or exchange of the preferred stock).

Except as described in Item 4, the Reporting Persons do not have any plans or proposals that relate to or would result in: (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended to reflect the following:

(a) The aggregate number and percentage of shares of common stock of the Issuer to which this Schedule 13D relates is 4,333,334 shares, which equals approximately 52.3% of the outstanding shares of common stock of the Issuer, and consists of 1,500,000 shares of common stock issuable upon the conversion of Series B Preferred Stock, 1,666,667 shares of common stock issuable upon the conversion of Series D Preferred Stock, and 416,667 shares of common stock issuable upon the conversion of Series E Preferred Stock, all of which are currently convertible within the next 60 days. SVC directly beneficially owns 3,916,667 of the shares to which this Schedule 13D relates and SIBL directly beneficially owns 416,667 of the shares to which this Schedule 13D relates. Stanford, as the sole shareholder of SVC and SIB Holdings, may be deemed to have indirect beneficial ownership of the 4,333,334 shares of common stock beneficially held by SVC and SIBL. Stanford disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that Stanford is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.

(b) Stanford and SVC have shared voting and dispositive power as to the 4,333,334 shares.

(c) Other than as described above in Item 4, Reporting Persons have not effected any transactions in the Issuer’s common stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to reflect the following:

The information set forth, or incorporated by reference, in Items 3, 4 and 5 hereof is hereby incorporated by reference.

CUSIP No. 868165 10 1	SCHEDULE 13D	Page 6 of 7

Item 7. Material to be Filed as Exhibits.

Item 7 is amended to reflect the following:

10.1	Series E Preferred Stock Purchase Agreement

10.2	Registration Rights Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2005	/ s / R. Allen Stanford
R. Allen Stanford

Date: March 31, 2005	Stanford Venture Capital Holdings, Inc.

By: / s / James M. Davis
James M. Davis, President

CUSIP No. 868165 10 1	SCHEDULE 13D	Page 7 of 7

EXHIBIT INDEX

Exhibit No.	Description
10.1	Series E Preferred Stock Purchase Agreement

10.2	Registration Rights Agreement